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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-50307

FACING PAGE
Information Required of Brokers and Dealers pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2012** (MM/DD/YY) AND ENDING **December 31, 2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FAS CORP.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4747 West 135th Street, Suite 100

Leawood (City) KS (State) 66224 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Meier 913-239-2300 (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter, Certified Public Accountants
(Name - if individual, state last, first, middle name)

1901 West 47th Place, #204 (Address) Westwood (City) KS (State) 66205 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2013
REGISTRATIONS BRANCH
03

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AR
3/12

OATH OR AFFIRMATION

I, JOHN A. MEIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAS CORP., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John A. Meier
Title: Executive Vice President and Principal

STATE OF KANSAS)
)ss
COUNTY OF JOHNSON)

Subscribed and sworn to before me, a Notary Public, this 13 day of February, 2013.

NOTARY PUBLIC
Jo Ellen Byron
Exp. Date 11/18/2013
STATE OF KANSAS

Jo Ellen Byron
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation of the Computations of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
X	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAS CORP.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
Cash	$ 136,724	$ 13,569
Commissions receivable	239,207	573,852
Prepaid expenses	3,010	21,306
TOTAL ASSETS	$ 378,941	$ 608,727
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 194,323	$ 473,613
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 100,000 shares authorized, 9,355 shares issued and outstanding excluding treasury stock below	10,000	10,000
Less: Treasury stock, 645 shares, at cost	(7,713)	-
Retained earnings	182,331	125,114
TOTAL STOCKHOLDERS' EQUITY	184,618	135,114
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 378,941	$ 608,727

The accompanying notes are an integral part of these financial statements.